UNITED STATES	OMB APPROVAL

SECURITIES AND EXCHANGE COMMISSION	OMB Number:
Washington, D.C. 20549	3235-0058 Expires: March 31, 2006

FORM 12b-25	Estimated average burden hours per response... 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-22853 CUSIP NUMBER 402629109

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     GulfMark Offshore, Inc.

Full Name of Registrant

Former Name if Applicable

     10111 Richmond Ave., Suite 340

Address of Principal Executive Office (Street and Number)

     Houston, TX 77042

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     GulfMark Offshore, Inc. (the “Company”) is filing this notification of late filing on Form 12b-25 to extend by fifteen days the prescribed filing date of its Annual Report on Form 10-K for the year ended December 31, 2004 (“Form 10-K) from March 16, 2005 to March 31, 2005. The Company will not be able to file its Form 10-K by March 16, 2005 without unreasonable effort or expense, primarily as a result of a delay in its year-end close. This delay was the result of a short term inability to electronically access and share accounting information with its foreign locations through its worldwide computer system, caused principally by the relocation of its corporate headquarters in December 2004. As a result of the delay, the Company’s year end close did not occur until the last week in February. The Company expects to file its Form 10-K by March 31, 2005, but may avail itself of the 45 day extension to file management’s annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K and the related attestation report of its independent registered public accounting firm, which pursuant to SEC Release No. 34-50754 must be filed by May 2, 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Edward A. Guthrie, Executive Vice President and Chief Financial Officer	713	963-9522

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 Yes No of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GulfMark Offshore, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005	By:	/s/ Edward A. Guthrie
		Name:	Edward A. Guthrie
		Title:	Executive Vice President and Chief Financial Officer

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